UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 19, 2012

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

 1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Barclays Board Pre-AGM Update dated 19 April 2012

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: April 19, 2012

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Deputy Secretary

BARCLAYS BANK PLC
(Registrant)

Date: April 19, 2012

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Joint Secretary

BARCLAYS PLC

19 April 2012

Barclays Board Pre-AGM update

In the usual way, Barclays has had extensive engagement with a number of major shareholders over the course of the past few weeks regarding the remuneration report that was published on 9 March 2012.

Recognising the strength of opinion expressed by some shareholders, via those meetings, and the Executive Directors' confidence in the future performance of the bank, consistent with public commitments and shareholders' expectations, Bob Diamond, Chief Executive and Chris Lucas, Group Finance Director have volunteered to subject their 2011 bonus awards, which were awarded all in shares and fully deferred over three years, to a further condition.  That condition is as follows: that one-half (50%) of their deferred bonus award that may vest in each year will not pay out until Barclays return on equity exceeds its cost of equity and, if that condition is not met, the potential pay out caught by it will be subject to lapse if it is not met within three years from the date of the award.  It has been agreed to apply this further condition.

Barclays is fully committed to ensuring that a greater proportion of income and profits flow to shareholders notwithstanding that it operates within the constraints of a competitive market.

In 2011, Barclays made progress in this regard.  Total incentive awards fell 26%; dividends increased 9%, whilst profits were down 3%, despite the impact of the economic and regulatory environment on the performance of the business.  The Board expects further progress over time.

As previously stated, Barclays regards the returns produced in 2011 to be unacceptable on an absolute basis, even though they were strong on a relative basis.  Barclays has taken, and continues to take, measures to improve returns.  Barclays remains firmly committed to delivering a 13% return on equity as soon as possible.  It will take time to reach this target given: the current economic headwinds, particularly in Europe; the extra capital the business is required to hold by UK authorities; legacy positions; the need to accommodate further incremental regulatory costs; implementation of Basel III and our commitment not to increase gearing.

Achieving this target of 13% return on equity will allow the portion of post-tax profits that are distributed as dividends to normalise at a level much higher than today, and Barclays intends to continue to make steady progress towards that as the return on equity improves.  The combination of higher earnings and a higher dividend payout ratio will allow a significant increase in the absolute level of dividends received by shareholders.

For further information please contact:

Investor Relations	Media Relations
Charlie Rozes	Giles Croot
+44 (0) 20 7116 5752	+44 (0) 20 7116 6132

About Barclays

Barclays is a major global financial services provider engaged in personal banking, credit cards, corporate and investment banking, and wealth and investment management.

With over 300 years of history and expertise in banking, Barclays operates in over 50 countries and employs over 140,000 people. Barclays moves, lends, invests and protects money for customers and clients worldwide.

For further information about Barclays, please visit our website www.barclays.com.